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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  PRESS RELEASE Re: Retirement of
                                -------------------------------
                                Charles T. Bauer.
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PRESS RELEASE


AMVESCAP PLC
267429
IMMEDIATE RELEASE  17 NOVEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942






                                  AMVESCAP PLC



LONDON, 17 NOVEMBER 2000, the Board of AMVESCAP PLC announces that with effect from 31st December 2000, Mr. Charles T. Bauer, Vice Chairman and a Director, will be retiring from the board of the Company. The board wishes to extend it's gratitude to Ted Bauer for his leadership and contribution to the growth of the Company and extend their best wishes to him in his retirement.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  17 November, 2000                 By  /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary